29903 Agoura Road Agoura Hills, CA 91301 (818) 871-8542 (818) 871-8742 fax

April 5, 2007

VIA EDGAR AND FACSIMILE

Mr. Patrick Gilmore

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	THQ Inc. (“THQ” or the “Company”)
Form 10-K/A for the Fiscal Year Ended
March 31, 2007
Filed on January 19, 2007
Forms 8-K filed July 27, 2006, November 3, 2006
And February 2, 2007
File No. 000-18813

Dear Mr. Gilmore:

This letter confirms that pursuant to our discussion, you have granted THQ an extension until April 24, 2007 to file the Company’s response to the letter from Ms. Kathleen Collins dated March 9, 2007 (the “Comment Letter”).  As stated in our extension request dated March 13, 2007, the Company’s resources are severely strained due to (i) our fiscal year end, which was March 31st, and (ii) ongoing work related to our recent stock option investigation and restatement.  We appreciate the extension of time to respond to the Comment Letter and will use our diligent efforts to respond fully by April 24th.

Sincerely,

/s/ Sheryl Kinlaw

Sheryl Kinlaw
Vice President, Legal